EXHIBIT 1.01

CONFLICT MINERALS REPORT

This report has not been subject to an independent private sector audit.

(1)   Company Overview

RPC, Inc. (“RPC” or “the Company”) provides a broad range of specialized oilfield services and equipment primarily to independent and major oil and gas companies engaged in the exploration, production and development of oil and gas properties.

(2)   Conflict minerals and Covered Countries

“Conflict Minerals” or “3TG” are gold, columbite-tantalite (coltan), cassiterite, wolframite or their derivatives, which are limited to tantalum, tin, and tungsten. “Covered Countries” are the Democratic Republic of the Congo (DRC) and certain adjoining countries.

(3)   Reasonable Country of Origin Inquiry (“RCOI”) and Nationally or internationally recognized due diligence framework

RPC does not purchase raw ore or unrefined Conflict Minerals directly from mines, smelters or refiners and makes no direct purchases of any minerals in the Covered Countries. The Company’s supply chain with respect to the products that use Conflict Minerals is complex, with intermediaries and third parties in the supply chain between the manufacture of products and the original sources of Conflict Minerals. The Company must therefore rely on its suppliers to provide information on the origin of the 3TG contained in components and materials supplied, including sources of 3TG that are supplied to them from their suppliers (i.e., second-tier suppliers). The Company surveyed 100 percent of its direct suppliers of raw materials and components. This risk-based approach is consistent in all material aspects with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements on gold and tin, tantalum and tungsten.

(4)   Due Diligence

The Company conducted the following due diligence measures:

•	Identified those products which it manufactured or contracted to manufacture that contained one or more of the Conflict Minerals or its derivatives and determined that four of the products it sells contain tungsten.
•	RPC conducted a survey of the direct suppliers that were identified as supplying products that contain Conflict Minerals. We used the Conflict Minerals Reporting Template (“CMRT”) published by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Free Sourcing Initiative (“CFSI”). CMRT maintains a list of smelters that have received a conflict free designation from the CFSI. All smelter information provided by the vendors was compared against the list maintained by CMRT.

(5)   Results of Due Diligence

The Company received responses from 100 percent of the suppliers surveyed and the results are as follows:

•	42 percent confirmed that 3TG used in their products is not from the Covered Countries and listed smelters that were on the CFSI list.
•	8 percent confirmed that 3TG used in their products are from recycled or scrap sources.

•	50 percent confirmed that 3TG used in their products is not from the Covered Countries but did not provide a list of the smelters from which the minerals are sourced.

Some of the challenges that we encountered when we obtained the responses were as follows:

•	We depend on information received from our direct suppliers to conduct our good faith RCOI process.
•	We have a varied supplier base with differing levels of resources and sophistication, and many of the suppliers are not subject to Rule 13p-1 of the Exchange Act.
•	Certain suppliers were unable or unwilling to specify the smelters or refiners used for components and materials supplied to us.

(6)     Steps to be taken to mitigate risk

•	We will continue to improve our due diligence measures and clearly communicate expectations to our direct suppliers concerning transparency and sourcing of materials and components containing Conflict Minerals.
•	The Company will continue to use CMRT as part of the supplier inquiry process for 2019.

(7)     Product Description

The products that the Company contracts to have manufactured which contain Conflict Minerals are described below:

Product Description	Processing Facility	Country of Origin	Efforts to Determine Origin

Mills used to grind or cut and remove metal, composites or other materials in downhole oilfield completion and workover activities

Motors used to perform services or convey tools in downhole oilfield completion activities

Tools used to create perforations in well casing to prepare a well for hydraulic fracturing operations

Hydraulically actuated rotary impact tools which move casing sleeves and clean out debris during oilfield completion operations

A partial list of the facilities used in the these products that are contracted to be manufactured and have a “conflict free” designation on the CFSI list is shown below:

•     ATI Metalworking Products

•     Changsha South Tantalum Niobium Co. Ltd.

•     Chenzhou Diamond Tungsten Products Co. Ltd.

•     Chongyi Zhangyuan Tungsten Co. Ltd.

•     CV Tiga Sekawan

•     Exotech Inc.

•     Fujian Jinxin Tungsten co. Ltd.

•     F&X Electro- Materials Ltd.

•     Ganzhou Haichuang Tungsten Co., Ltd.

•     Ganzhou Huaxing Tungsten Products Co. Ltd.

•     Ganzhou Seadragon W & Mo Co Ltd

•     Global Tungsten & Powders Corp.

•     Guangdong Rising Rare Metals-EO materials Ltd.

•     H.C. Starck Co. Ltd.

•     H.C. Starck Tungsten GmbH

•     H.C. Starck Goslar

•     H.C. Starck Inc.

•     H.C. Starck Lt.

•     H.C. Starck Smelting GmbH & Co. KG

•     Hunan Chunchang Nonferrous Metals Co., Ltd.

•     Jiangxi Gan Bei Tungsten Co. Ltd.

•     JiangXi Yaosheng Tungsten Co. Ltd.

•     Jiangxi Xinsheng Tungsten Co. Ltd.

•     Jiujiang Tanbre Co. Ltd

•     Kennametal Fallon

•     Kennametal Hunstville

•     Metallurgical Products India Pvt. Ltd.

•     Metallo Belgium N.V.

•     Metallo Spain S.L.U.

•     Mineracao Taboca S.A.

Based on the Company’s due diligence efforts to date, the list of countries of origin for the relevant products is shown below:

•  Belgium

•  Brazil

•  China

•  Estonia

•  Germany

•  India

•  Indonesia

•  Japan

•  Kazakhstan

•  Russian Federation

•  Spain

•  Thailand

•  United States

•  Vietnam

The efforts to determine the origin of conflict minerals are discussed above

•     Moliren Ltd.

•     Niagara Refining LLC

•     NPM Silmet AS

•     Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC

•     Resind Industria e Comercio Ltda.

•     South-East Nonferrous Metal Company limited of Hengyang City

•     Tejing (Vietnam) Tungsten Co. Ltd.

•     Ulba Metallurgical Plan JSC

•     Vietnam Youngsun Tungsten Industry Co. Ltd

•     Wolfram Bergbau und Hutten AG

•     Tejing (Vietnam) Tungsten Co. Ltd.

•     Xiamen Tungsten Co Ltd.

•     Xinhai Rendan Shaoguan Tungsten Co. Ltd.

Facility used in the these products that are contracted to be manufactured and are not on the CFSI list is shown below:

•     JSA “A&JR Mining”